FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2012 Third Quarter

(April 1, 2011 through December 31, 2011)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2012 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

February 7, 2012

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Tetsuya Otake, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 14, 2012
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2012 First Nine Months (April 1, 2011 through December 31, 2011)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2012 first nine months	12,881,127	-10.2	117,111	-72.3	197,199	-62.2	162,525	-57.5
FY2011 first nine months	14,351,605	5.0	422,190	708.0	521,741	222.2	382,785	293.7

(Note)  Quarterly comprehensive income: FY2012 first nine months -126,072 million yen (— %), FY2011 first nine months 41,382 million yen (— %)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2012 first nine months	51.83	51.83
FY2011 first nine months	122.06	122.06

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2012 third quarter	28,761,679	10,603,521	10,023,867	34.9
FY2011	29,818,166	10,920,024	10,332,371	34.7

2.	Cash dividends

	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2011	—	20.00	—	30.00	50.00
FY2012	—	20.00	—	—	—
FY2012 (forecast)	—	—	—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of consolidated results for FY2012 (April 1, 2011 through March 31, 2012)

	(% of change from FY2011)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2012	18,300,000	-3.7	270,000	-42.3	270,000	-52.1	200,000	-51.0	63.78

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

4.	Others

(1)	Changes in significant subsidiaries during the current quarter (Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2012 third quarter 3,447,997,492 shares, FY2011 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2012 third quarter 312,316,049 shares,
FY2011 312,298,805 shares

(iii)	Average number of shares issued and outstanding in each period: FY2012 first nine months 3,135,688,230 shares,
FY2011 first nine months 3,135,939,048 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, and 2011 floods in Thailand, including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iv) changes in funding environment in financial markets; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; and (xi) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2012 First Nine Months

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 522 thousand units, or 9.4%, to 4,995 thousand units in FY2012 first nine months (For the nine months ended December 31, 2011) compared with FY2011 first nine months (For the nine months ended December 31, 2010). Vehicle unit sales in Japan decreased by 131 thousand units, or 8.8%, to 1,357 thousand units in FY2012 first nine months compared with FY2011 first nine months. Meanwhile, overseas vehicle unit sales also decreased by 391 thousand units, or 9.7%, to 3,638 thousand units in FY2012 first nine months compared with FY2011 first nine months.

As for the results of operations, net revenues decreased by 1,470.5 billion yen, or 10.2%, to 12,881.1 billion yen in FY2012 first nine months compared with FY2011 first nine months, and operating income decreased by 305.0 billion yen, or 72.3%, to 117.1 billion yen in FY2012 first nine months compared with FY2011 first nine months. Among the factors contributing to an increase in operating income was cost reduction efforts of 80.0 billion yen. On the other hand, factors contributing to a decrease in operating income primarily included changes in exchange rates of 200.0 billion yen, the effects of marketing activities of 120.0 billion yen, an increase in expenses of 30.0 billion yen, and other factors of 35.0 billion yen. Income before income taxes and equity in earnings of affiliated companies decreased by 324.5 billion yen, or 62.2%, to 197.2 billion yen in FY2012 first nine months compared with FY2011 first nine months. Net income attributable to Toyota Motor Corporation decreased by 220.2 billion yen, or 57.5%, to 162.5 billion yen in FY2012 first nine months compared with FY2011 first nine months.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations decreased by 1,403.3 billion yen, or 10.7%, to 11,715.5 billion yen in FY2012 first nine months compared with FY2011 first nine months, and operating income decreased by 255.0 billion yen to an operating loss of 152.8 billion yen in FY2012 first nine months compared with FY2011 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales and the effects of changes in exchange rates.

(ii) Financial services:

Net revenues for the financial services operations decreased by 73.2 billion yen, or 8.1%, to 828.2 billion yen in FY2012 first nine months compared with FY2011 first nine months, and operating income decreased by 45.6 billion yen, or 15.2%, to 254.5 billion yen in FY2012 first nine months compared with FY2011 first nine months. The decrease in operating income was mainly due to effects related to credit losses including provision and reversal in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 33.4 billion yen, or 4.9%, to 717.8 billion yen in FY2012 first nine months compared with FY2011 first nine months. However, operating income decreased by 4.9 billion yen, or 17.3%, to 23.2 billion yen in FY2012 first nine months compared with FY2011 first nine months.

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

(i) Japan:

Net revenues in Japan decreased by 734.6 billion yen, or 8.7%, to 7,677.7 billion yen in FY2012 first nine months compared with FY2011 first nine months, and operating loss increased by 132.0 billion yen to 306.4 billion yen in FY2012 first nine months compared with FY2011 first nine months. The increase in operating loss was mainly due to decreases in both production volume and vehicle unit sales and the effects of changes in exchange rates.

(ii) North America:

Net revenues in North America decreased by 835.7 billion yen, or 20.1%, to 3,318.9 billion yen in FY2012 first nine months compared with FY2011 first nine months, and operating income decreased by 99.3 billion yen, or 39.5%, to 151.8 billion yen in FY2012 first nine months compared with FY2011 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 36.8 billion yen, or 2.5%, to 1,486.1 billion yen in FY2012 first nine months compared with FY2011 first nine months, and operating income increased by 15.2 billion yen to 8.5 billion yen in FY2012 first nine months compared with FY2011 first nine months.

(iv) Asia:

Net revenues in Asia decreased by 232.8 billion yen, or 9.4%, to 2,231.3 billion yen in FY2012 first nine months compared with FY2011 first nine months, and operating income decreased by 61.8 billion yen, or 26.6%, to 171.0 billion yen in FY2012 first nine months compared with FY2011 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales and an increase in expenses.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions decreased by 67.2 billion yen, or 5.0%, to 1,284.2 billion yen in FY2012 first nine months compared with FY2011 first nine months, and operating income decreased by 21.2 billion yen, or 18.1% to 96.0 billion yen in FY2012 first nine months compared with FY2011 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2012

Reflecting our recent business performance and the progress of a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2012 (April 1, 2011 through March 31, 2012) is set forth below. This forecast assumes average exchange rates through the fiscal year of 78 yen per US$1 and 108 yen per 1 euro.

Forecast of consolidated results for FY2012

Net revenues	18,300.0 billion yen	(a decrease of 3.7% compared with FY2011)
Operating income	270.0 billion yen	(a decrease of 42.3% compared with FY2011)
Income before income taxes and equity in earnings of affiliated companies	270.0 billion yen	(a decrease of 52.1% compared with FY2011)
Net income attributable to Toyota Motor Corporation	200.0 billion yen	(a decrease of 51.0% compared with FY2011)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, and 2011 floods in Thailand, including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iv) changes in funding environment in financial markets; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; and (xi) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of revenue recognition with multiple deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance for revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2011 first nine months (April 1, 2010 through December 31, 2010)	FY2012 first nine months (April 1, 2011 through December 31, 2011)	Increase (Decrease)
Automotive	Japan	2,918,297	2,675,230	(243,067)
	North America	993,152	831,423	(161,729)
	Europe	264,761	262,816	(1,945)
	Asia	977,508	964,540	(12,968)
	Other	295,590	291,740	(3,850)

	Total	5,449,308	5,025,749	(423,559)

Other	Housing	3,691	4,024	333

Business segment		FY2011 third quarter (October 1, 2010 through December 31, 2010)	FY2012 third quarter (October 1, 2011 through December 31, 2011)	Increase (Decrease)
Automotive	Japan	924,299	1,104,352	180,053
	North America	323,149	366,814	43,665
	Europe	99,205	108,614	9,409
	Asia	352,604	274,006	(78,598)
	Other	103,910	98,278	(5,632)

	Total	1,803,167	1,952,064	148,897

Other	Housing	1,429	1,489	60

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2011 first nine months (April 1, 2010 through December 31, 2010)	FY2012 first nine months (April 1, 2011 through December 31, 2011)	Increase (Decrease)
Automotive	Japan	1,487,808	1,357,413	(130,395)
	North America	1,548,421	1,268,863	(279,558)
	Europe	575,489	579,226	3,737
	Asia	910,154	894,298	(15,856)
	Other	995,075	895,833	(99,242)

	Total	5,516,947	4,995,633	(521,314)

Other	Housing	3,555	3,877	322

Business segment		FY2011 third quarter (October 1, 2010 through December 31, 2010)	FY2012 third quarter (October 1, 2011 through December 31, 2011)	Increase (Decrease)
Automotive	Japan	402,476	560,350	157,874
	North America	507,861	579,559	71,698
	Europe	207,621	218,104	10,483
	Asia	334,504	279,110	(55,394)
	Other	349,219	331,604	(17,615)

	Total	1,801,681	1,968,727	167,046

Other	Housing	1,356	1,436	80

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 third quarter (December 31, 2011)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,080,709	1,533,578	(547,131)
Time deposits	203,874	275,460	71,586
Marketable securities	1,225,435	1,122,657	(102,778)
Trade accounts and notes receivable, less allowance for doubtful accounts	1,449,151	1,560,153	111,002
Finance receivables, net	4,136,805	3,877,908	(258,897)
Other receivables	306,201	331,074	24,873
Inventories	1,304,242	1,465,876	161,634
Deferred income taxes	605,884	588,422	(17,462)
Prepaid expenses and other current assets	517,454	648,463	131,009

Total current assets	11,829,755	11,403,591	(426,164)

Noncurrent finance receivables, net	5,556,746	5,205,170	(351,576)
Investments and other assets:
Marketable securities and other securities investments	3,571,187	3,773,902	202,715
Affiliated companies	1,827,331	1,819,465	(7,866)
Employees receivables	62,158	54,223	(7,935)
Other	661,829	632,273	(29,556)

Total investments and other assets	6,122,505	6,279,863	157,358

Property, plant and equipment:
Land	1,237,620	1,234,006	(3,614)
Buildings	3,635,605	3,599,334	(36,271)
Machinery and equipment	8,947,350	8,801,888	(145,462)
Vehicles and equipment on operating leases	2,491,946	2,288,623	(203,323)
Construction in progress	298,828	262,705	(36,123)

Total property, plant and equipment, at cost	16,611,349	16,186,556	(424,793)

Less – Accumulated depreciation	(10,302,189)	(10,313,501)	(11,312)

Total property, plant and equipment, net	6,309,160	5,873,055	(436,105)

Total assets	29,818,166	28,761,679	(1,056,487)

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2011 (March 31, 2011)	FY2012 third quarter (December 31, 2011)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,179,009	3,517,642	338,633
Current portion of long-term debt	2,772,827	2,775,346	2,519
Accounts payable	1,503,072	1,785,343	282,271
Other payables	579,326	494,792	(84,534)
Accrued expenses	1,773,233	1,624,278	(148,955)
Income taxes payable	112,801	106,702	(6,099)
Other current liabilities	870,722	869,417	(1,305)

Total current liabilities	10,790,990	11,173,520	382,530

Long-term liabilities:
Long-term debt	6,449,220	5,404,585	(1,044,635)
Accrued pension and severance costs	668,022	660,502	(7,520)
Deferred income taxes	810,127	779,569	(30,558)
Other long-term liabilities	179,783	139,982	(39,801)

Total long-term liabilities	8,107,152	6,984,638	(1,122,514)

Total liabilities	18,898,142	18,158,158	(739,984)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2011 and December 31, 2011 issued: 3,447,997,492 shares at March 31, 2011 and December 31, 2011	397,050	397,050	—
Additional paid-in capital	505,760	504,990	(770)
Retained earnings	11,835,665	11,841,405	5,740
Accumulated other comprehensive income (loss)	(1,144,721)	(1,458,142)	(313,421)
Treasury stock, at cost, 312,298,805 shares at March 31, 2011 and 312,316,049 shares at December 31, 2011	(1,261,383)	(1,261,436)	(53)

Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,023,867	(308,504)

Noncontrolling interest	587,653	579,654	(7,999)

Total shareholders’ equity	10,920,024	10,603,521	(316,503)

Commitments and contingencies

Total liabilities and shareholders’ equity	29,818,166	28,761,679	(1,056,487)

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income

(First nine months ended December 31)

	(Amount: million yen)
	FY2011 first nine months (Nine months ended December 31, 2010)	FY2012 first nine months (Nine months ended December 31, 2011)	Increase (Decrease)
Net revenues:
Sales of products	13,463,454	12,074,816	(1,388,638)
Financing operations	888,151	806,311	(81,840)

Total net revenues	14,351,605	12,881,127	(1,470,478)

Costs and expenses:
Cost of products sold	12,048,265	11,009,935	(1,038,330)
Cost of financing operations	480,353	433,742	(46,611)
Selling, general and administrative	1,400,797	1,320,339	(80,458)

Total costs and expenses	13,929,415	12,764,016	(1,165,399)

Operating income	422,190	117,111	(305,079)

Other income (expense):
Interest and dividend income	72,808	79,719	6,911
Interest expense	(22,809)	(14,830)	7,979
Foreign exchange gain, net	9,261	1,074	(8,187)
Other income, net	40,291	14,125	(26,166)

Total other income (expense)	99,551	80,088	(19,463)

Income before income taxes and equity in earnings of affiliated companies	521,741	197,199	(324,542)

Provision for income taxes	265,567	124,325	(141,242)
Equity in earnings of affiliated companies	180,742	135,182	(45,560)

Net income	436,916	208,056	(228,860)

Less: Net income attributable to the noncontrolling interest	(54,131)	(45,531)	8,600

Net income attributable to Toyota Motor Corporation	382,785	162,525	(220,260)

	(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	122.06	51.83	(70.23)
Diluted	122.06	51.83	(70.23)

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Third quarter for the three months ended December 31)

	(Amount: million yen)
	FY2011 third quarter (Three months ended December 31, 2010)	FY2012 third quarter (Three months ended December 31, 2011)	Increase (Decrease)
Net revenues:
Sales of products	4,379,795	4,601,657	221,862
Financing operations	293,318	263,548	(29,770)

Total net revenues	4,673,113	4,865,205	192,092

Costs and expenses:
Cost of products sold	3,954,671	4,126,047	171,376
Cost of financing operations	140,296	128,588	(11,708)
Selling, general and administrative	479,076	460,886	(18,190)

Total costs and expenses	4,574,043	4,715,521	141,478

Operating income	99,070	149,684	50,614

Other income (expense):
Interest and dividend income	26,730	29,111	2,381
Interest expense	(6,491)	(3,047)	3,444
Foreign exchange gain, net	6,603	14,948	8,345
Other income, net	3,756	7,906	4,150

Total other income (expense)	30,598	48,918	18,320

Quarterly income before income taxes and equity in earnings of affiliated companies	129,668	198,602	68,934

Provision for income taxes	65,718	152,535	86,817
Equity in earnings of affiliated companies	46,926	55,656	8,730

Quarterly net income	110,876	101,723	(9,153)

Less: Quarterly net income attributable to the noncontrolling interest	(17,247)	(20,779)	(3,532)

Quarterly net income attributable to Toyota Motor Corporation	93,629	80,944	(12,685)

	(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	29.86	25.81	(4.05)
Diluted	29.86	25.81	(4.05)

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2011 first nine months (Nine months ended December 31, 2010)	FY2012 first nine months (Nine months ended December 31, 2011)
Cash flows from operating activities:
Net income	436,916	208,056
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	880,017	791,835
Provision for doubtful accounts and credit losses	(22,289)	(1,313)
Pension and severance costs, less payments	2,788	4,655
Losses on disposal of fixed assets	19,525	20,698
Unrealized losses on available-for-sale securities, net	7,710	3,706
Deferred income taxes	146,028	29,468
Equity in earnings of affiliated companies	(180,742)	(135,182)
Changes in operating assets and liabilities, and other	144,839	(151,230)

Net cash provided by operating activities	1,434,792	770,693

Cash flows from investing activities:
Additions to finance receivables	(6,344,161)	(6,177,455)
Collection of and proceeds from sales of finance receivables	5,996,255	5,970,145
Additions to fixed assets excluding equipment leased to others	(419,908)	(463,187)
Additions to equipment leased to others	(836,796)	(555,203)
Proceeds from sales of fixed assets excluding equipment leased to others	28,407	21,341
Proceeds from sales of equipment leased to others	372,039	334,115
Purchases of marketable securities and security investments	(3,235,491)	(2,424,890)
Proceeds from sales of and maturity of marketable securities and security investments	2,555,742	2,195,803
Changes in investments and other assets, and other	183,023	15,403

Net cash used in investing activities	(1,700,890)	(1,083,928)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,282,530	1,422,742
Payments of long-term debt	(1,909,777)	(1,891,213)
Increase in short-term borrowings	124,700	548,278
Dividends paid	(141,120)	(156,785)
Purchase of common stock, and other	(28,657)	(32,361)

Net cash provided by (used in) financing activities	327,676	(109,339)

Effect of exchange rate changes on cash and cash equivalents	(148,027)	(124,557)

Net decrease in cash and cash equivalents	(86,449)	(547,131)

Cash and cash equivalents at beginning of period	1,865,746	2,080,709

Cash and cash equivalents at end of period	1,779,297	1,533,578

Note:

In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

(i) Segment operating results

FY2011 first nine months (Nine months ended December 31, 2010)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	13,110,680	888,151	352,774	—	14,351,605
Inter-segment sales and transfers	8,029	13,327	331,638	(352,994)	—

Total	13,118,709	901,478	684,412	(352,994)	14,351,605
Operating expenses	13,016,569	601,328	656,290	(344,772)	13,929,415

Operating income	102,140	300,150	28,122	(8,222)	422,190

FY2012 first nine months (Nine months ended December 31, 2011)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	11,696,038	806,311	378,778	—	12,881,127
Inter-segment sales and transfers	19,425	21,986	339,069	(380,480)	—

Total	11,715,463	828,297	717,847	(380,480)	12,881,127
Operating expenses	11,868,302	573,788	694,592	(372,666)	12,764,016

Operating income (loss)	(152,839)	254,509	23,255	(7,814)	117,111

FY2011 third quarter (Three months ended December 31, 2010)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,252,211	293,318	127,584	—	4,673,113
Inter-segment sales and transfers	2,908	4,185	110,459	(117,552)	—

Total	4,255,119	297,503	238,043	(117,552)	4,673,113
Operating expenses	4,282,647	181,063	224,652	(114,319)	4,574,043

Operating income (loss)	(27,528)	116,440	13,391	(3,233)	99,070

FY2012 third quarter (Three months ended December 31, 2011)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,464,150	263,548	137,507	—	4,865,205
Inter-segment sales and transfers	7,311	7,930	134,657	(149,898)	—

Total	4,471,461	271,478	272,164	(149,898)	4,865,205
Operating expenses	4,414,290	187,974	256,896	(143,639)	4,715,521

Operating income	57,171	83,504	15,268	(6,259)	149,684

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic information

FY2011 first nine months (Nine months ended December 31, 2010)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,335,590	4,088,148	1,408,024	2,295,159	1,224,684	—	14,351,605
Inter-segment sales and transfers	3,076,701	66,502	41,341	168,942	126,664	(3,480,150)	—

Total	8,412,291	4,154,650	1,449,365	2,464,101	1,351,348	(3,480,150)	14,351,605
Operating expenses	8,586,724	3,903,499	1,456,020	2,231,230	1,234,238	(3,482,296)	13,929,415

Operating income (loss)	(174,433)	251,151	(6,655)	232,871	117,110	2,146	422,190

FY2012 first nine months (Nine months ended December 31, 2011)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,929,968	3,251,192	1,431,512	2,086,012	1,182,443	—	12,881,127
Inter-segment sales and transfers	2,747,728	67,711	54,576	145,360	101,775	(3,117,150)	—

Total	7,677,696	3,318,903	1,486,088	2,231,372	1,284,218	(3,117,150)	12,881,127
Operating expenses	7,984,156	3,167,026	1,477,540	2,060,350	1,188,254	(3,113,310)	12,764,016

Operating income (loss)	(306,460)	151,877	8,548	171,022	95,964	(3,840)	117,111

Note: “Other” consists of Central and South America, Oceania and Africa.

FY2011 third quarter (Three months ended December 31, 2010)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,624,511	1,312,704	510,699	779,848	445,351	—	4,673,113
Inter-segment sales and transfers	1,061,560	20,669	13,533	55,284	44,274	(1,195,320)	—

Total	2,686,071	1,333,373	524,232	835,132	489,625	(1,195,320)	4,673,113
Operating expenses	2,808,517	1,228,103	521,972	766,479	445,419	(1,196,447)	4,574,043

Operating income (loss)	(122,446)	105,270	2,260	68,653	44,206	1,127	99,070

FY2012 third quarter (Three months ended December 31, 2011)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,925,799	1,353,327	500,044	658,321	427,714	—	4,865,205
Inter-segment sales and transfers	1,098,364	26,203	26,956	45,863	32,459	(1,229,845)	—

Total	3,024,163	1,379,530	527,000	704,184	460,173	(1,229,845)	4,865,205
Operating expenses	3,054,710	1,289,196	516,525	663,701	422,278	(1,230,889)	4,715,521

Operating income (loss)	(30,547)	90,334	10,475	40,483	37,895	1,044	149,684

Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2012 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Significant Changes in Shareholders’ Equity

None